Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

File No. 333-296289

July 21, 2026

Free Writing Prospectus

Pyxis Tankers Inc. Investor Presentation

This free writing prospectus relates to the public offering (the “Offering”) of 800,000 shares of 7% Series B Cumulative Redeemable Perpetual Convertible Preferred Stock of Pyxis Tankers Inc. (the “Company”) which are being registered on a Registration Statement on Form F-1 (File No. 333-296289) (the “Registration Statement”). This free writing prospectus should be read together with the preliminary prospectus included in the Registration Statement, relating to the Offering, including the documents incorporated by reference therein, which can be accessed through the following link: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001640043/000149315226030438/formf-1a.htm

Before you invest, you should read the preliminary prospectus in the Registration Statement and other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) for more complete information about the Company and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus related to this Offering may be obtained from ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673. The final terms of the Offering will be disclosed in a final prospectus to be filed with the SEC.



PYXIS TANKERS

COMPANY PRESENTATION

Series B Cumulative Convertible Preferred Shares

July 2026

A preferred security with current income, asset-backed downside protection and equity-linked upside

7.0%	$25	$15	PXSBP
Cumulative Monthly Income	Liquidation Preference	Conversion Price	NASDAQ Symbol

NASDAQ: PXS | Pyxistankers.com
ir@pyxistankers.com

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. The words "expected", "estimated", "scheduled", "could", "should", "anticipated", "long-term", "opportunities", "potential", "continue", "likely", "may", "will", "positioned", "possible", "believe", "expand" and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the war in the Ukraine and conflicts in the Middle East, including the Israel-U.S. and Iran war, on our financial condition and operations and the product tanker and dry bulk industries in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. ("we", "our" or "Pyxis") at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2025 which was filed on April 1, 2026 with the Securities and Exchange Commission (the "SEC") and our other filings with the SEC. The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with US federal securities laws and other applicable securities laws.

This presentation relates to a proposed registered offering of securities of Pyxis Tankers Inc. This presentation is for informational purposes only and does not constitute a prospectus or an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offer, solicitation or sale of securities will be made only by means of the applicable prospectus supplement and accompanying prospectus filed with the Securities and Exchange Commission. Investors should read the applicable prospectus supplement, the accompanying prospectus, the registration statement and the documents incorporated by reference therein before making an investment decision. For more complete information about us, you should read the information in this presentation together with our filings with the SEC, which may be accessed at the SEC's website (http://www.sec.gov).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this presentation, the prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

COMPANY OVERVIEW

MODERN, ECO-EFFICIENT FLEET OF TANKERS & BULKERS

- 3 MR2 product tankers and 3 mid-size dry bulk carriers
- Two-sector exposure enhances earnings resilience and capital allocation flexibility

6

Vessels

FOUNDER-LED ALIGNMENT

- ~59% insider ownership led by Founder, Chairman & CEO
- Long-term disciplined capital allocation approach

$21.6M

Annualized Q1 2026 Adjusted EBITDA[1]

COMPETITIVE OPERATING PLATFORM

- Rigorous operations and lean cost structure
- Highly competitive vessel operating expenses
- Low-cost debt financing (SOFR+1.80%)[2]

95.4%

Q1 2026 Utilization[1]

STRONG BALANCE SHEET & SUPPORTIVE FUNDAMENTALS

- Substantial liquidity and moderate leverage provide flexibility across shipping cycles
- Product tanker and dry bulk markets supported by constrained supply, longer trade routes, growing trade and energy demand

99M+

Total Liquidity

[1] *Please refer to the "Definitions" section*
[2] *Most recent amendments to the existing secured loans with Piraeus Bank, completed on January 26, 2026 for the loans of Pyxis Karteria, Konkar Ormi and Konkar Venture*

Series B Preferred Investment Thesis

MONTHLY INCOME

Cumulative preferred dividend on $25 liquidation preference

7.0%
Annual Rate

Monthly
Payment Schedule

STRONG ASSET COVERAGE

Backed by fleet market value, cash balance and low leverage

~$189M
Fleet Market Value

$54.4M
Liquid Cash & Time Deposits

16%
Net-Debt-to-Fleet Market Value Ratio

(as of March 31, 2026)

HIGH DIVIDEND COVERAGE

Small dividend burden relative to EBITDA / cash flow

$1.4M
Annual Preferred Dividend Payment

$21.4M
Annualized Q1 2026 Adjusted EBITDA

~15.4x
Adjusted EBITDA coverage of annual Series B dividend

FOUNDER-LED ALIGNMENT

High insider ownership supports disciplined capital allocation and long-term value creation

~59%
Insider Ownership

- ✓ Series B ranks senior to Common Stock which is 59% owned by Founder

CONVERSION UPSIDE

Conversion Price corresponding to current NAV

$15.00
Conversion Price

1.667x
Common Shares per Preferred Share

$22.50
Auto-Conversion Trigger (Company Option)

NON-DILUTIVE GROWTH CAPITAL

Supports vessel acquisitions without issuing common equity as stock is below NAV

$ 45M
Undrawn Acquisition Facility

- ✓ Preserve balance sheet liquidity
- ✓ Pursue accretive growth opportunities
- ✓ No common equity Issuance below NAV

A preferred security with current income, asset-backed downside protection and equity-linked upside

NAV is calculated using balance sheet data as of March 31, 2026 and management's best estimate of the fleet's aggregate charter-free market value as of June 15, 2026. The estimated fleet value is based on available market information, including comparable vessel transactions, historical valuation data, prevailing market conditions and other relevant market indicators, and has not been independently verified by a third-party valuation.

Series B Cumulative Convertible Preferred Shares Summary

Securities Offered:	**7.0% Series B Cumulative Redeemable Perpetual Convertible Preferred Stock**
Dividend Rate:	7.0% per annum on the $25.00 per share liquidation preference (equivalent to $1.75 per annum per share)
Dividend Payment Date:	Payable monthly in arrears, no later than 20 days following the end of each calendar month, when and if declared by the board of directors.
Liquidation Preference:	$25.00 per Series B Preferred Share, plus accrued and unpaid dividends.
Conversion Price:	$15 per common share at anytime at the holder's option (1.667 common shares per Series B Preferred Share).
Auto Conversion upon Market Trigger:	At the Company's option, if the common share price equals or exceeds $22.50 (150% of Conversion Price) for at least 20 out of 30 consecutive trading days, the Series B Preferred stock can be automatically converted.
Call Feature:	Beginning on the third anniversary of the issuance date, the Company may redeem the Series B Preferred Shares, in whole or in part, at its option at a price of $25.00 per share, plus an amount equal to all accrued and unpaid dividends.
Voting Rights:	Non-voting, except as required by law. If the Company fails to make a cash dividend payment with respect to eighteen (18) or more consecutive or non-consecutive monthly dividends, the holders of the Series B Preferred Shares will be entitled to vote for the election of one additional director.
Change of Control:	Upon a change of control that has been approved by the Company's board of directors, the investor may, at its option, (i) demand that the Company redeem the Series B Preferred Shares at a price of (a) $26.63 per Series B Preferred Share during year one, (b) $25.81 per Series B Preferred Share during year two, and (c) $25.00 thereafter, or (ii) continue to hold the Series B Preferred Shares.
Nasdaq Symbol:	PXSBP

SUBSTANTIAL ASSET COVERAGE SUPPORTS SERIES B PREFERRED

PXS PYXIS TANKERS
NASDAQ: PXS | Pyxistankers.com

Large common equity cushion supports preferred downside while conversion feature provides optionality



~$251.3M
(~$97.2M)
Other Assets
~$6.5M
Restricted Cash
~$1.4M
Liquid Cash & Time Deposits
~$54.4M
Fleet Market Value
~$189.0M
~$154.0M
($15/share)
~$18.3M
~$172.3M
$20M
1 — 2 = 3 + 4 = 5 > 6
Total Asset Value (Composed of)
Total Liabilities & NCI
MV-Adjusted NAV before Series B
Series B net proceeds
MV-Adjusted NAV after Series B
Series B Preferred

~8.6x

Pro Forma MV-Adjusted NAV / Series B Preferred

MV-Adjusted NAV before Series B	**~$154.0M**
Plus: Estimated Series B net proceeds	~$18.3M
Pro Forma MV-Adjusted Equity Value	**~$172.3M**
Series B Preferred	~$20.0M
Common Equity Protection	**~$152.3M**

- Substantial asset base supported by owned fleet and cash
- Series B preferred represents a small portion of enterprise value
- Large common equity protection and high insider ownership enhances downside protection

NAV is calculated using balance sheet data as of March 31, 2026 and management's best estimate of the fleet's aggregate charter-free market value as of June 15, 2026. The estimated fleet value is based on available market information, including comparable vessel transactions, historical valuation data, prevailing market conditions and other relevant market indicators, and has not been independently verified by a third-party valuation.

Q1 2026 Results Demonstrate Cash Flow Generation & NAV Accretion

Strong Q1 2026 earnings support both preferred dividend capacity and common-equity value creation

Cash Flow Generation

Q1 2026 Highlights

$5.4M
Adjusted EBITDA (+53% YoY)

$2.4M
Net Income to PXS (+216% YoY)

$0.23
EPS (+229% YoY)

$9.9M
TCE Revenue (+18% YoY)

95.4%
Fleet Utilization (+6.7% YoY)

$19,259 vs $14,617
Daily TCE Rate vs Cash Breakeven[1]

NAV Accretion from Earnings


Higher NAV
Current NAV

- Q1 2026 Net Income attributable to PXS of $2.4M, or $0.23/share
- Retained earnings contribute to book equity and NAV growth
- NAV growth is supported by strong earnings generation, in addition to rising vessel values

Preferred Dividend Support

Annualized Q1 2026 Adjusted EBITDA	~$21.6M
Annual Series B Dividend on $20M liquidation preference	$1.4M
Annualized Q1 2026 Adjusted EBITDA / Preferred Dividend	~15.4x

Preferred dividend burden remains modest relative to earnings power

[1] Cash Breakeven includes opex, management fees, G&A expanses, interest expense, debt repayments divided by ownership days

Common Equity Valuation Gap & Rerating Opportunity

PXS currently trades at a substantial discount to management-estimated NAV and is valued at attractive Q1 2026 annualized earnings / cash flow multiples

Valuation Gap

Current Share Price	*$4.34
52-Week Range	**$2.47 – $4.92**
Book value/share P/Book	$10.00 0.43x
NAV per Share	**~$15.00**
Discount to NAV	**~71%**
NAV / Current Share Price	~3.5x
Series B Conversion Price (equal to NAV)	**$15.00**

Market Cap	**$45M**
Fleet Market Value	**~$189M**
Enterprise Value	**$81M**

Attractive Earnings / Cash Flow Multiples

P/E **4.6x**
Attractive earnings multiple vs peers and historical averages

Earnings Yield **21.6%**
Strong earnings yield at current valuation despite significant cash-on-hand

EV / EBITDA **3.8x**
Low Enterprise value multiple reflecting current discount

Based on annualized Q1 2026 net income and Adjusted EBITDA

Potential Rerating Catalysts

- Legacy charters resetting higher
- Dry bulk recovery improving fleet cash flow
- Oil products restocking tightening tanker markets
- Strong liquidity enabling accretive non-dilutive growth
- Active share repurchases at deep discount to NAV
- NAV appreciation from earnings and vessel values
- Increasing free cash flow generation
- Micro-cap valuation discount may narrow with accretive growth and increased investor awareness

As of July 17, 2026

Use of Proceeds & Capital Allocation Strategy

Preferred capital intended to support accretive growth while preserving balance-sheet flexibility and protecting per share value

Use of Proceeds

1. **Accretive Vessel Acquisitions**
   Support potential acquisition of modern eco-efficient vessels
2. **Preserve Liquidity**
   Maintain financial flexibility
3. **General Corporate Purposes**
   Working capital and corporate flexibility
4. **No Common Equity Issuance Below NAV**
   Growth capital intended to avoid common equity dilution at current discounted valuation


Maintain moderate leverage
Focus on accretive growth opportunities
Opportunistic share repurchases below intrinsic value
Prioritize liquidity and downside protection
Target long-term NAV per share & EPS growth
PXS
PYXIS TANKERS

Target Outcome

- Enhance earnings, cash flow, and NAV per share over time
- Support disciplined, non-dilutive growth
- Strengthen cash flow base supporting Series B dividend coverage

Fleet Overview & Charter Coverage

NASDAQ: PXS | Pyxistankers.com

6 eco-efficient vessels – 3 MR2 product tankers & 3 mid-size dry-bulk carriers

MR2 PRODUCT TANKERS | Avg. Age 11.8 yrs

Vessel	DWT	Built	Charter Rate	Redelivery	Shipyard
Pyxis Lamda	50,145	2017	$23,000/day	Sep–Dec 2026	SPP / S. Korea
Pyxis Theta	51,795	2013	*$23,750/day	Jul-Sep 2027	SPP / S. Korea
Pyxis Karteria	46,652	2013	$19,500/day	Aug–Nov 2026	Hyundai / S. Korea

DRY-BULK CARRIERS | Avg. Age 10.5 yrs | 2 Kamsarmax + 1 Ultramax

Vessel	DWT	Built	Charter Rate	Redelivery	Shipyard
Konkar Ormi ★	63,520	2016	$19,250/day	Aug 2026	SKD / Japan
Konkar Asteri ★	82,013	2015	$24,000/day	Jun 2026	JNYS / China
Konkar Venture	82,099	2015	$22,250/day	Aug-Sep 2026	JNYS / China

★ Scrubber-fitted vessels | All vessels equipped with Ballast Water Treatment Systems (BWTS) | Data as of June 15, 2026

Q2 2026 Charter Coverage

97.4%	$20,900/day	100%	$21,850/day	94.9%	$19,950/day
Total Fleet Days Fixed	Combined Avg. Rate	MR Tanker Days Fixed	MR Avg. Rate	Dry-Bulk Days Fixed	Dry-Bulk Avg. Rate

Estimated Q2 2026 Cash Breakeven

$14,855/day	$15,773/day	$13,800/day
Total Fleet Avg.	MR Vessels	Dry-Bulk Vessels

**Pyxis Theta is fixed on a time charter for 18 months -30/+30 days, at$35,000 per day for the first two months and $23,750 thereafter*

Strong Historical Customer Base

Clearlake Shipping

Chevron

TRAFIGURA

PMI | COMERCIO INTERNACIONAL

GLENCORE

COFCO INTL

Vitol

CITGO

Favorable Long-Term Fundamentals

Favorable long-term trends, combined with constrained vessel supply, create an attractive environment for maritime assets

GLOBAL MEGA TRENDS

Growing Trade & Energy Demand

- Population growth
- Economic development
- Rising energy consumption

Supply Chain Diversification

- Companies & governments increasingly seek resilient and diversified supply chains

Expanding Trade Routes

- Changing trading patterns
- Refinery dislocation
- Friendly-shoring

Real Assets & Cash Flow Generation

- Tangible, cash-generating assets
- Essential to global trade
- Active resale market


SUPPLY
DEMAND

SUPPLY CONTRAINTS

Aging Fleet

- 36% of the global MR fleet 20 years or older[2]
- 31% of Panamax bulkers 20 years or older[2]

Limited Shipyard Capacity

- -43% decline in active shipyards since 2008[2]

Rising Raw Material Costs

- Significant increases in newbuilding costs since 2019

New Environmental Regulations

- Stricter standards and slower operating speeds reduce effective supply

[2] Source: Clarksons

MANAGEMENT TEAM



Valentios "Eddie" Valentis

CEO & Chairman

- Founded Pyxis in 2015 and Pyxis Maritime Corp. in 2007
- 25+ years of experience in ship owning, operations and management across product tankers, dry bulk, chemical, salvage and towage
- Managing Director & Principal of KONKAR SHIPPING AGENCIES S.A., an Athens-based dry bulk owner-operator for 19 years



Fotis Giannakoulis

CFO & Treasurer

- 25+ years of international experience in shipping, capital markets, investment banking, and maritime finance.
- Served as the Executive Director and Lead Maritime & LNG Research Analyst at Morgan Stanley, covering global shipping and energy infrastructure companies from 2010-2019



Konstantinos "Kostas" Lytras

COO & Corporate Secretary

- 30+ years of shipping experience, joined Pyxis affiliates in 2008
- Co-founder of Navbulk Shipping S.A., a start-up dry bulk company
- 16 years in various financial and operational positions for other ship owning and services companies

Series B Preferred Summary

A high-yield preferred security supported by substantial asset coverage, cash-flow generation and equity-linked upside

7.0% ANNUAL INCOME PAID MONTHLY

Preferred dividend paid monthly on $25 liquidation preference

HIGH DIVIDEND COVERAGE

Annualized Q1 2026 Adjusted EBITDA covers the Series B dividend by ~15.4x

ASSET-BACKED DOWNSIDE PROTECTION

~8.6x pro forma asset coverage, with preferred seniority ahead of common equity

FOUNDER-LED ALIGNMENT

~59% insider ownership supports disciplined capital allocation and long-term value creation

NON-DILUTIVE GROWTH CAPITAL

Preferred proceeds support accretive growth without issuing common equity below NAV

CONVERSION UPSIDE

Convertible at $15/common share with upside if NAV grows and the valuation gap narrows over time

Contact

Pyxis Tankers Inc.
K. Karamanli 59
Maroussi 15125, Greece
www.pyxistankers.com

Fotis Giannakoulis, CFO
+1 917 291 7142 / +30 210 638 0200
ir@pyxistankers.com
www.pyxistankers.com | NASDAQ: PXS

Pyxis Highlights

Modern, Eco-Efficient Fleet

- Strong operating performance & high environmental standards

Founder-led With Strong Insider Alignment

- ~59% insider ownership aligns leadership with shareholders interests and promotes long-term mindset

Strong Liquidity & Low Leverage

- Prudent financial management and balance sheet strength provides flexibility across shipping cycles and non-dilutive growth potential

Disciplined Capital Allocation

- Focus on accretive growth, prudent risk management and long-term per share value creation

Flexible Commercial Strategy

- Balanced chartering strategy combining cash flow visibility with selective upside market exposure

Supportive Shipping Fundamentals

- Positioned to benefit from favorable long-term market dynamics

APPENDIX A

FINANCIAL SUMMARY – PERIOD ENDED MARCH 31, 2026

Unaudited Consolidated Income Statement

MONTHS ENDED March 31, 2025 & 2026 (UNAUDITED)

Expressed in thousands of U.S. dollars, except for share and per share data	2025	2026
Revenues, net	**9,605**	**9,976**
Expenses:		
Voyage related costs and commissions, net	(1,212)	(58)
Vessel operating expenses	(3,573)	(3,330)
General and administrative expenses	(833)	(712)
Management fees, related parties	(341)	(350)
Management fees, other	(126)	(132)
Amortization of special survey costs	(97)	(168)
Depreciation	(1,863)	(1,869)
Operating income	**1,560**	**3,357**
Other expenses, net:		
Interest and finance costs	(1,477)	(1,329)
Interest income	434	497
Total other expenses, net	**(1,043)**	**(832)**
Net income	**517**	**2,525**
Loss/(Income) attributable to non-controlling interests	249	(103)
Net income attributable to common shareholders	**766**	**2,422**
Common Shares O/S	10,422,515	10,339,746
Net Income per share	**0.07**	**0.23**

Financial Performance

Q1 2026 vs Q1 2025 – Earnings inflection driven by dry-bulk surge and cost discipline

($000s)	Q1 2025	Q1 2026	Change
Revenues, net	$9,605	$9,976	+3.9%
TCE Revenues	**$8,393**	**$9,918**	**+18.2%**
MR Daily TCE	$23,593/d	$18,944/d	–19.7%
Dry-Bulk Daily TCE	$13,013/d	$19,601/d	**+50.6%**
Vessel Opex / day	$6,616/d	$6,178/d	**–$438**
Operating Income	**$1,560**	**$3,357**	**+115%**
Net Income to PXS	**$0.8M**	**$2.4M**	**+216%**
EPS (Basic & Diluted)	**$0.07**	**$0.23**	**+229%**
Adjusted EBITDA	**$3.5M**	**$5.4M**	**+53%**
Fleet Utilization	88.7%	95.4%	**+6.7pp**

Balance Sheet (Mar 31, 2026)

Total Cash (Liquid Cash + Time Deposits: $54.4m)	$55.7M
Undrawn Acquisition Facility ("Hunting License")	$45.0M
Total Liquidity	$99.4M
Net Debt-to-Fixed Assets (book)	~22%
Net Debt-to-Fleet Market Value	~16%

Q1 2026 Multiples (annualized)*

P/E	4.6x
EV/EBITDA	3.8x
P/Book	0.44x

Based on stock price of $4.34 as of July 17, 2026

Capitalization as of March 31, 2026

PXS
PYXIS TANKERS
NASDAQ: PXS | Pyxistankers.com

(Amounts in thousands of U.S. dollars)		As of March 31, 2026		
		Actual	**Pro Forma**	**Pro Forma As Adjusted [(1)]**
Current portion of long-term debt	$	8,160	7,260	7,260
Long-term debt, net of current portion		77,660	77,660	77,660
Total long-term debt		**85,820**	**84,920**	**84,920**
7% Series B Preferred Stock		—	—	18,300
Common stock		10	10	10
Additional paid-in capital		97,240	97,163	97,163
Accumulated deficit		(255)	(255)	(255)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		**96,995**	**96,918**	**115,218**
Non-controlling interest		6,333	6,333	6,333
Total stockholders' equity		**103,328**	**103,251**	**121,551**
Total capitalization	**$**	**189,148**	**188,171**	**206,471**

1. *Pro Forma As Adjusted reflects the pro forma adjustments and the net proceeds from the offering, and excludes shares of common stock issuable upon the conversion of the Series B Preferred Shares and assumes that the Underwriter's option to purchase additional securities is not exercised.*

APPENDIX B

Market Overview



Supportive chartering conditions driven by trade dislocation and geopolitical disruption

$38,583 Q1 2026
+86% YoY
Spot Eco MR TCE

$43,296 Q2 2026 QTD
+91% YoY
Spot Eco MR TCE

$16,727

Estimated Pyxis MR tankers Cash Breakeven

Near-Term Market Drivers

- Recent Middle East disruptions have increased voyage uncertainty, vessel delays and ton-mile demand.
- Long-haul Atlantic-to-Asia voyages replacing Middle East supply
- Record refining margins (US Gulf, Europe) incentivizing exports
- Inventory drawdown requires multi-year restocking globally
- Russian/Ukraine and Venezuela sanctions limit fleet supply
- On-going refinery dislocation increases trading routes

MR Charter Rates ($k/day)


50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26 QTD
20.7
21.5
22.7
20.9
23.0
20.8
25.6
23.4
38.6
27.8
43.3
32.4
Spot Eco MR ($k/day)
1-Yr TC MR ($k/day)

Source: Baltic Exchange, Clarksons

DRY BULK MARKET OVERVIEW

Strong dry bulk recovery driven by iron ore strength, geopolitical rerouting and ton-mile expansion

$15,382 / $14,555 Q1 2026
Spot Panamax / Ultramax TCE +60%/+40% YoY

$19,291 / $19,338 Q2 2026 QTD
Spot Panamax/Ultramax TCE +63%/+59% YoY

$12,655
Estimated Pyxis dry bulk vessels Cash Breakeven

Dry Bulk Charter Rates ($k/day)


24.0
20.0
16.0
12.0
8.0
4.0
0.0
9.6
10.4
11.8
12.2
15.9
17.1
16.0
17.4
15.4
14.6
19.3
19.3
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26 QTD
Spot Panamax Rates-BPI 82 ($k/day)
Spot Ultramax Rates-BSI 63 ($k/day)

Source: Baltic Exchange, Clarksons

Near-Term Market Drivers

- Seaborne dry bulk trade grew 4.4% YoY in 1Q26 (Clarksons)
- China iron ore imports increased 11% YoY in 1Q26, supported by higher blast furnace utilization
- Effective vessel supply remains constrained by slower speeds, congestion and Gulf-related disruption
- High energy prices drive renewed interest for coal shipments
- Simandou ramp-up and Atlantic Basin trade shifts continue to support long-haul demand
- Commodity security concerns support inventory rebuilding
- Ukraine reconstruction presents longer-term dry bulk demand potential

SHIP PRICES

Improved profitability and solid outlook have pushed vessel values and NAVs higher

MR Product Tanker Vessel Prices ($m)

	Jun-26	1Q26	4Q25	1Q25
Newbuild price ($m)	51.0	50.0	49.0	49.5
Resale ($m)	61.0	57.0	53.0	50.0
5-year old ($m)	51.0	47.0	43.0	41.0
10-year old ($m)	41.0	37.0	33.0	31.0


60
50
40
30
20
10
0
25%
20%
15%
10%
5%
0%
41
40
42
43
47
51
8.8%
8.2%
7.1%
11.0%
15.7%
19.2%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26
5-yr old MR value ($m)
FCF yield (1-year TC)

Kamsarmax Bulker Vessel Prices ($m)

	Jun-26	1Q26	4Q25	1Q25
Newbuild price ($m)	37.5	36.5	36.3	37.0
Resale ($m)	45.5	42.5	39.5	38.5
5-year old ($m)	40.0	37.5	33.0	32.5
10-year old ($m)	30.5	28.0	26.0	25.0


45
40
35
30
25
20
15
10
5
0
10%
8%
6%
4%
2%
0%
33
32
32
33
38
40
2.9%
3.5%
5.9%
7.7%
8.2%
9.3%
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26
Q2'26
5-yr old Kamsarmax value ($m)
FCF yield (1-year TC)

- Vessels in the water are now selling at significant premium to newbuilding cost

Source: Clarksons

EXHIBIT I | DEFINITIONS

Daily time charter equivalent ("TCE") rate is a standard shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with US GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to- period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing revenues, net after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of net income/(loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") represents EBITDA before certain non-operating or non-recurring charges, such as, vessel impairment charges, gain or loss from debt extinguishment, gain or loss on sale of vessel, gain or loss from financial derivative instrument, interest income and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA are presented as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with US GAAP. In addition, these non-GAAP measures do not have standardized meanings, and are therefore, unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA do not reflect cash requirements for capital expenditures or debt service, nor changes in working capital.

Vessel operating expenses ("Opex") per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period. We define total daily operational costs as vessel Opex, technical and commercial management fees plus allocable general and administrative expenses, applied on a daily basis, typically in comparison of our eco-efficient and eco-modified MR's. These costs can vary period to period by fleet composition, vessel delivery, operating structure, management organization and dry-dockings.

We calculate fleet utilization ("Utilization") by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.

Total liquidity represents cash and cash equivalents plus available borrowing capacity under our credit facilities. Total liquidity and the other non-GAAP measures presented herein are not calculated in accordance with US GAAP.

Please see Form 6-K dated May 26, 2026 for a reconciliation to the nearest GAAP measure.